FOR IMMEDIATE RELEASE                                  Tuesday, January 28, 2003
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise.)


                       CELESTICA ANNOUNCES FOURTH QUARTER
                        AND FISCAL YEAR FINANCIAL RESULTS


                                     SUMMARY

-    Revenue of $1,912 million, adjusted net earnings of $0.15 per share
-    Continued strong cash position of $1.85 billion, debt to capital of 19%
- Company spent additional $67 million for repurchase of subordinate voting shares and convertible debt
-    Significant improvement in cash cycle and inventory turns
- Company announces additional charges, plans to further reduce manufacturing capacity

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced financial results for the fourth quarter and fiscal year ended December 31, 2002.

For the fourth quarter, revenue was $1,912 million, down 22 per cent from $2,448 million in the fourth quarter of 2001. Adjusted net earnings - defined as net earnings before amortization of intangible assets, integration costs related to acquisitions and other charges net of tax - were $39 million or $0.15 per share, compared to $76 million or $0.31 per share for the same period last year (detailed GAAP financial statements and supplementary information related to adjusted net earnings appear at the end of this press release). These results compare with the company's guidance for the fourth quarter, which was announced on October 16, for revenue of $1.7 - $1.9 billion and $0.13 to $0.21 adjusted net earnings per share.

Net loss on a GAAP basis for the fourth quarter was $435 million or $1.90 per share compared to a net loss of $72 million or $0.33 per share for the same period last year. The loss this quarter includes a $541 million pre-tax charge that includes $255 million associated with the company's previously announced restructuring program, non-cash charges of $204 million associated with impairment of goodwill and $82 million associated with the impairment on long lived assets, primarily intellectual property and intangible assets.

In the fourth quarter, Celestica continued to deliver positive cash flow, improved operating efficiency and additional reductions in spending including:

o    cash flow from operations of $101 million
o a sequential decrease in inventory of $170 million with turns increasing to 8.4x
o    cash cycle improvement to 5 days from 15 days in the third quarter
o a reduction in SG&A spending to $69 million, representing a 6% sequential decrease from the third quarter

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                                       2



For the fiscal year ended December 31, 2002, revenue was $8,272 million, down 17 per cent compared to $10,004 million for the same period last year. Adjusted net earnings were $222 million or $0.87 per share, compared to $321 million or $1.38 last year. Net loss was $445 million or $1.98 per share, compared to a net loss of $40 million or $0.26 per share last year. Included in the full year net loss was restructuring charges of $384 million and $294 million of charges primarily for non-cash impairment of goodwill and other intangible assets.

"While we were able to meet our previously guided range for revenue and adjusted earnings, we did see weaker than expected results in our European operations," said Eugene Polistuk, chairman and CEO, Celestica. "Asia and the Americas continued to perform well, while losses in Europe reflect anticipated cost reductions that did not materialize on time as well as product mix. We anticipate that as our restructuring activities are implemented, we should see improvements in the region in 2003.

"Though visibility remains limited in high complexity IT and communications infrastructure, we are encouraged by our progress at diversifying the customer base. In the past year, we've added 40 new customers including those that broaden our participation in markets such as industrial, military, medical and consumer. We are prepared to utilize our very strong financial position to consider OEM divestiture or acquisition opportunities, but will maintain our selective approach.

"We continue to be pleased with the company's financial discipline and improved operating efficiency. We've generated significant cash flow from operations during the past two years and established one of the strongest balance sheets in our industry. We've seen continued reductions in SG&A spending and see opportunities for ongoing improvements. We are also particularly pleased that despite the significant drop in demand, our focus on efficiency has produced excellent results in our cash cycle, now at an all-time low. While the restructuring has been challenging, we believe we have been making the difficult decisions and necessary adjustments to allow us to improve returns in the future and offer customers the most advanced, cost-effective and flexible EMS solutions."


REPURCHASE OF SUBORDINATE VOTING SHARES AND CONVERTIBLE DEBT

During the quarter, the company spent $52 million to repurchase $112.5 million in principal amount of its outstanding Liquid Yield Option Notes (LYONs). During 2002, the company spent a total of $100.3 million to repurchase LYONs with a principle amount at maturity of $222.9 million. In addition to the company's announcement in October that it was authorized to spend up to $100 million to repurchase LYONs - of which $48 million remains - the company has been authorized by the board to spend up to an additional $100 million for the repurchase of LYONs at its discretion.


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
                                       3



During the quarter, Celestica also repurchased one million subordinate voting shares at the weighted average price of $15.39 per share. During 2002, the company repurchased two million shares for cancellation at a weighted average price of $16.23. The share repurchase program is part of the company's Normal Course Issuer Bid which allows the company to repurchase up to 9.6 million subordinate voting shares, for cancellation, over a period from August 1, 2002 to July 30, 2003.

Since the share and debt repurchase activities commenced in the third quarter of 2002, Celestica has spent approximately $270 million to repurchase senior subordinated notes, subordinate voting shares and LYONs.

OUTLOOK

The company said that in response to the continued limited visibility in end markets, the company plans to further reduce its manufacturing capacity. The reduction in capacity will result in a restructuring charge between $50 - $70 million to be recorded during 2003, of which approximately 80 per cent will be cash costs.

The company currently anticipates revenue to be in the range of $1.5 - $1.7 billion and adjusted earnings per share to be between $0.04 - $0.10 in the March quarter. This guidance reflects the impacts of first quarter seasonality, ongoing uncertainty in communications and information technology infrastructure end markets and pricing pressure.

Management will host a conference call today discussing the company's fourth quarter results. The conference call will start at 4:30 p.m. EST and can be accessed at www.celestica.com.


ABOUT CELESTICA
Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with over 40 operations in Asia, Europe and the Americas, providing a broad range of services to leading OEMs (original equipment manufacturers). A recognized leader in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

For further information on Celestica, visit its Web site at www.celestica.com. The company's security filings can also be accessed at www.sedar.com and www.sec.gov.


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
                                       4


SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT
THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS RELATED TO OUR FUTURE GROWTH, TRENDS IN OUR INDUSTRY AND OUR FINANCIAL AND OPERATIONAL RESULTS AND PERFORMANCE THAT ARE BASED ON CURRENT EXPECTATIONS, FORECASTS AND ASSUMPTIONS INVOLVING RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL OUTCOMES AND RESULTS TO DIFFER MATERIALLY. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED
TO: THE CHALLENGES OF EFFECTIVELY MANAGING OUR OPERATIONS DURING UNCERTAIN ECONOMIC CONDITIONS; THE CHALLENGE OF RESPONDING TO LOWER-THAN-EXPECTED CUSTOMER DEMAND; THE EFFECTS OF PRICE COMPETITION AND OTHER BUSINESS AND COMPETITIVE FACTORS GENERALLY AFFECTING THE EMS INDUSTRY; OUR DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; OUR DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS AND ON INDUSTRIES AFFECTED BY RAPID TECHNOLOGICAL CHANGE; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER RISKS AND UNCERTAINTIES AND FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT www.sedar.com AND http://www.sec.gov, INCLUDING OUR ANNUAL REPORT ON FORM 20-F AND SUBSEQUENT REPORTS ON FORM 6-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

WE DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

AS OF ITS DATE, THIS PRESS RELEASE CONTAINS ANY MATERIAL INFORMATION ASSOCIATED WITH THE COMPANY'S FOURTH QUARTER AND FISCAL YEAR-END FINANCIAL RESULTS, AND REVENUE AND ADJUSTED NET EARNINGS GUIDANCE FOR THE FIRST QUARTER ENDING MARCH 31, 2003. EARNINGS GUIDANCE IS REVIEWED BY THE COMPANY'S BOARD OF DIRECTORS.

Contacts:
Laurie Flanagan                                    Paul Carpino
Celestica Global Communications                    Celestica Investor Relations
(416) 448-2200                                     (416) 448-2211
media@celestica.com                                clsir@celestica.com


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
                                       5


                                FINANCIAL SUMMARY

--------------------------------------------------------------------------------
GAAP FINANCIAL SUMMARY

YEAR ENDED DECEMBER 31                            2001             2002           CHANGE
----------------------                            ----             ----           ------
          Revenue                              $ 10,004  M     $  8,272  M     $ (1,732) M
          Net loss                                  (40) M         (445) M         (405) M
          Net loss per share                   $  (0.26)       $  (1.98)       $  (1.72)

          Cash Provided by Operations          $  1,291  M     $    983  M     $   (308) M
          Cash Position at December 31         $  1,343  M     $  1,851  M     $    508  M

THREE MONTHS ENDED DECEMBER 31                    2001             2002           CHANGE
------------------------------                    ----             ----           ------
          Revenue                              $  2,448  M     $  1,912  M     $   (536) M
          Net loss                                  (72) M         (435) M         (363) M
          Net loss per share                   $  (0.33)       $  (1.90)       $  (1.57)

          Cash Provided by Operations          $    889  M     $    101  M     $   (788) M

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
ADJUSTED NET EARNINGS SUMMARY

YEAR ENDED DECEMBER 31                            2001             2002           CHANGE
----------------------                            ----             ----           ------
          Adjusted net earnings                $    321  M     $    222     M  $    (99) M
          Adjusted net EPS (1)                 $   1.38        $   0.87        $  (0.51)

THREE MONTHS ENDED DECEMBER 31                    2001             2002           CHANGE
------------------------------                    ----             ----           ------
          Adjusted net earnings                $     76  M     $     39     M  $    (37) M
          Adjusted net EPS (1)                 $   0.31        $   0.15        $  (0.16)

ADJUSTED NET EARNINGS CALCULATION

                                                      THREE MONTHS              FULL YEAR
                                                      ------------              ---------
                                                   2001         2002        2001         2002
                                                   ----         ----        ----         ----
          GAAP net loss                        $   (720) M    $ (435) M   $  (40) M    $ (445) M
          Add: amortization of intangibles           35  M        23  M      125  M        96  M
          Add: acquisition integration costs          3  M         4  M       23  M        21  M
          Add: other charges                        137  M       541  M      273  M       678  M
          Less: tax impact of above                 (27) M       (94) M      (60) M      (128) M
                                                -------       ------     -------       ------
          Adjusted net earnings                 $    76  M    $   39  M  $   321  M    $  222  M
                                                =======       ======     =======       ======

--------------------------------------------------------------------------------

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
                                       6

--------------------------------------------------------------------------------
GUIDANCE SUMMARY

            4Q VERSUS ACTUALS                    4Q 02 GUIDANCE       4Q 02 ACTUALS
            -----------------                    --------------       -------------
            Revenue                               $1.7B - $1.9B           $1.9B
            Adjusted net EPS                      $0.13 - $0.21           $0.15

            FORWARD GUIDANCE                     1Q 03 GUIDANCE
            ----------------                     --------------
            Revenue                               $1.5B - $1.7B
            Adjusted net EPS                      $0.04 - $0.10

--------------------------------------------------------------------------------

(1) For purposes of the diluted per share calculation for the three months and full year ended December 31, 2002, the weighted average number of shares outstanding was 232.8 million and 236.2 million, respectively. Adjusted net EPS excludes the gain on the repurchase of convertible debt.






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
                                       7


DISCLOSURE ON FINANCIAL RESULTS
As part of its quarterly financial press releases, Celestica provides extensive disclosure including income statement, balance sheet, cash flow from operations and detailed accompanying footnotes. All information is prepared in accordance with Canadian GAAP which conforms in all material respects with U.S. GAAP except as noted in the company's annual financial statements. These same documents are also filed with the United States Securities and Exchange Commissions and Canadian Securities Commissions.

To supplement this information, Celestica also provides information on adjusted net earnings. As a result of the significant number of acquisitions made by Celestica over the past few years, management of Celestica believes adjusted net earnings is a useful measure of operating performance on an enterprise-wide basis that also facilitates reliable period-to-period comparisons. Adjusted net earnings exclude the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and intangible assets) and the related income tax effect of these adjustments. Adjusted net earnings do not have any standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other issuers. Adjusted net earnings are not a measure of performance under Canadian GAAP or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian GAAP or U.S. GAAP.

For comparative purposes, historical detail on adjusted net earnings is shown in the company's securities filings, including annual reports, press releases and prospectuses, as well as in supplementary historical information found on the company's web site.

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
                                       8


                                 CELESTICA INC.

                           CONSOLIDATED BALANCE SHEETS
                          (IN MILLIONS OF U.S. DOLLARS)
                                   (UNAUDITED)


                                                                   DECEMBER 31
                                                                   -----------
                                                              2001              2002
                                                        --------------    --------------
ASSETS
Current assets:
  Cash and short-term investments...................   $       1,342.8   $       1,851.0
  Accounts receivable ..............................           1,054.1             785.9
  Inventories ......................................           1,372.7             775.6
  Prepaid and other assets..........................             177.3             115.1
  Deferred income taxes.............................              49.7              36.9
                                                       ---------------   ---------------
                                                               3,996.6           3,564.5
Capital assets .....................................             915.1             727.8
Goodwill from business combinations (note 2)........           1,128.8             948.0
Intangible assets (note 2)..........................             427.2             211.9
Other assets .......................................             165.2             354.6
                                                       ---------------   ---------------
                                                       $       6,632.9   $       5,806.8
                                                       ===============   ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................   $       1,198.3   $         947.2
  Accrued liabilities...............................             405.7             475.4
  Income taxes payable..............................              21.0              24.5
  Deferred income taxes.............................              21.8              21.5
  Current portion of long-term debt ................              10.0               2.7
                                                       ---------------   ---------------
                                                               1,656.8           1,471.3
Long-term debt (note 4).............................             137.4               4.2
Accrued pension and post-employment benefits .......              47.3              77.2
Deferred income taxes...............................              41.5              46.2
Other long-term liabilities.........................               4.3               4.3
                                                        --------------    --------------
                                                               1,887.3           1,603.2
Shareholders' equity:
  Convertible debt (note 5).........................             886.8             804.6
  Capital stock (note 6)............................           3,699.0           3,670.6
  Contributed surplus...............................                -                5.8
  Retained earnings (deficit).......................             162.7            (294.7)
  Foreign currency translation adjustment...........              (2.9)             17.3
                                                        --------------    --------------
                                                               4,745.6           4,203.6
                                                        --------------    --------------
                                                       $       6,632.9   $       5,806.8
                                                       ===============   ===============


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                    ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                                                         more...

                                 CELESTICA INC.

         CONSOLIDATED STATEMENTS OF LOSS AND RETAINED EARNINGS (DEFICIT)
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                            THREE MONTHS ENDED               YEAR ENDED
                                                                                DECEMBER 31                  DECEMBER 31
                                                                            2001           2002          2001            2002
                                                                    --------------   ------------     ---------       ---------
Revenue........................................................       $    2,448.2   $    1,911.9     $10,004.4       $ 8,271.6
Cost of sales..................................................            2,270.7        1,801.6       9,291.9         7,715.8
                                                                      ------------   ------------     ---------       ---------
Gross profit...................................................              177.5          110.3         712.5           555.8
Selling, general and administrative expenses ..................               86.6           68.5         341.4           298.5
Amortization of goodwill and intangible assets (note 2)........               35.1           23.2         125.0            95.9
Integration costs related to acquisitions .....................                2.6            4.0          22.8            21.1
Other charges (note 7).........................................              136.5          541.4         273.1           677.8
                                                                      ------------   ------------     ---------       ---------
Operating loss.................................................              (83.3)        (526.8)        (49.8)         (537.5)
Interest on long-term debt.....................................                5.9            1.6          19.8            16.1
Interest income, net...........................................               (2.7)          (4.7)        (27.7)          (17.2)
                                                                      ------------   ------------     ---------       ---------
Loss before income taxes.......................................              (86.5)        (523.7)        (41.9)         (536.4)
                                                                      ------------   ------------     ---------       ---------
Income taxes:
  Current expense..............................................               10.5            4.2          25.8            16.6
  Deferred (recovery)..........................................              (25.2)         (93.2)        (27.9)         (107.8)
                                                                      ------------   ------------     ---------       ---------
                                                                             (14.7)         (89.0)         (2.1)          (91.2)
                                                                      ------------   ------------     ---------       ---------
Net loss for the period........................................              (71.8)        (434.7)        (39.8)         (445.2)

Retained earnings, beginning of period.........................              238.6          141.9         217.5           162.7
Convertible debt accretion, net of tax.........................               (4.1)          (4.3)        (15.0)          (17.5)
Gain on repurchase of convertible debt (note 5)................                 -             2.4             -             6.7
Loss on repurchase of capital stock (note 6)...................                 -              -              -            (1.4)
                                                                      ------------   ------------    ----------      ----------
Retained earnings (deficit), end of period.....................       $      162.7   $     (294.7)   $    162.7      $   (294.7)
                                                                      ============   ============    ==========      ==========

Basic loss per share (note 9)..................................       $      (0.33)   $     (1.90)    $   (0.26)     $    (1.98)

Diluted loss per share (note 9)................................       $      (0.33)   $     (1.90)    $   (0.26)     $    (1.98)

Weighted average number of shares outstanding:
   - basic (in millions).......................................              227.1          229.0         213.9           229.8
   - diluted (in millions) (note 9)............................              227.1          229.0         213.9           229.8


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                    ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.


                                                                         more...

                                 CELESTICA INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (IN MILLIONS OF U.S. DOLLARS)
                                   (UNAUDITED)


                                                                 THREE MONTHS ENDED                 YEAR ENDED
                                                                     DECEMBER 31                    DECEMBER 31
                                                                 2001           2002            2001            2002
                                                             -----------     -----------    -----------     -----------
CASH PROVIDED BY (USED IN):
OPERATIONS:
Net loss for the period ...............................      $     (71.8)    $    (434.7)   $     (39.8)    $    (445.2)
Items not affecting cash:
  Depreciation and amortization........................             94.2            71.9          319.5           311.0
  Deferred income taxes................................            (25.2)          (93.2)         (27.9)         (107.8)
  Restructuring charges (note 7).......................             58.8           124.9           98.6           194.5
  Other charges (note 7)...............................                -           282.5           36.1           292.1
  Other................................................             (1.8)           (8.4)           1.7            (6.1)
                                                             -----------     -----------    -----------     -----------
Cash from (used in) earnings...........................             54.2           (57.0)         388.2           238.5
                                                             -----------     -----------    -----------     -----------
Changes in non-cash working capital items:
  Accounts receivable..................................            388.4           138.1          887.2           297.4
  Inventories..........................................            375.3           171.4          822.5           623.9
  Other assets.........................................            (34.7)           27.7           45.7            26.1
  Accounts payable and accrued liabilities.............             69.7          (184.1)        (854.0)         (202.7)
  Income taxes payable.................................             36.5             4.6            0.9            (0.4)
                                                             -----------     -----------    -----------     -----------
  Non-cash working capital changes.....................            835.2           157.7          902.3           744.3
                                                             -----------     -----------    -----------     -----------
  Cash provided by operations..........................            889.4           100.7        1,290.5           982.8
                                                             -----------     -----------    -----------     -----------

INVESTING:
  Acquisitions, net of cash acquired...................           (435.3)           (0.3)      (1,299.7)         (111.0)
  Purchase of capital assets...........................            (37.2)          (32.1)        (199.3)         (151.4)
  Proceeds from sale of capital assets.................                -             3.4              -            71.6
  Other................................................              0.1             0.4            1.4            (0.7)
                                                             -----------     -----------    -----------     -----------
  Cash used in investing activities....................           (472.4)          (28.6)      (1,497.6)         (191.5)
                                                             -----------     -----------    -----------     -----------

FINANCING:
  Bank indebtedness....................................             (1.2)              -           (2.8)           (1.6)
  Repayment of long-term debt (note 4).................            (53.3)           (1.0)         (56.0)         (146.5)
  Debt redemption fees (note 4)........................                -               -              -            (6.9)
  Deferred financing costs.............................              0.2            (2.0)          (3.9)           (2.6)
  Repurchase of convertible debt (note 5)..............                -           (52.0)             -          (100.3)
  Issuance of capital stock............................             13.1             1.6          737.7             7.4
  Share issue costs, pre-tax ..........................                -               -          (10.0)              -
  Repurchase of capital stock (note 6).................                -           (15.4)             -           (32.5)
  Other................................................              1.1            (0.6)           1.1            (0.1)
                                                             -----------     -----------    -----------     -----------
  Cash provided by (used in) financing activities......            (40.1)          (69.4)         666.1          (283.1)
                                                             -----------     -----------    -----------     -----------

Increase in cash.......................................            376.9             2.7          459.0           508.2
Cash, beginning of period..............................            965.9         1,848.3          883.8         1,342.8
                                                             -----------     -----------    -----------     -----------
Cash, end of period....................................      $   1,342.8     $   1,851.0    $   1,342.8     $   1,851.0
                                                             ===========     ===========    ===========     ===========


              Cash is comprised of cash and short-term investments.

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ANNUAL
                       CONSOLIDATED FINANCIAL STATEMENTS.

                                                                         more...

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


1.    NATURE OF BUSINESS:

     The primary operations of the Company consist of providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service to its customers primarily in the information technology and communications industries. The Company has operations in the Americas, Europe and Asia.

     Celestica prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in Canada with a reconciliation to accounting principles generally accepted in the United States (U.S.
GAAP), included in the annual consolidated financial statements.

2.    SIGNIFICANT ACCOUNTING POLICIES:

     The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

     The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of December 31, 2002 and the results of operations and cash flows for the three months and year ended December 31, 2001 and 2002.

     The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements, except the following:

(a)      BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS:
    In September 2001, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Sections 1581, "Business combinations" and 3062, "Goodwill and other intangible assets." The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized, but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with U.S. GAAP.

     Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 has not been amortized. In addition, the new criteria for recognition of intangible assets apart from goodwill and the valuation of the shares issued in a business combination have been applied to business combinations completed after June 30, 2001.

     The Company has fully adopted these new standards as of January 1, 2002, and discontinued amortization of all existing goodwill. The Company also evaluated existing intangible assets, including estimates of remaining useful lives, and has reclassed $9.1 from intellectual property to goodwill, as of January 1, 2002 to conform with the new criteria.

     Section 3062 requires the completion of a transitional goodwill impairment evaluation within six months of adoption. Impairment is identified by comparing the carrying amounts of the Company's reporting units with their fair values. To the extent a reporting unit's carrying amount exceeds its fair value, the impairment of goodwill must be recorded by December 31, 2002. The impairment of goodwill is measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. Any transitional impairment would have been recognized as an effect of a change in accounting

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
                                       12

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

principle and would have been charged to opening retained earnings as of January 1, 2002. The Company completed the transitional goodwill impairment assessment during the second quarter of 2002, and determined that no impairment existed as of the date of adoption.

     Effective January 1, 2002, the Company had unamortized goodwill of $1,137.9 which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The following table shows the impact of this change as if the policy had been applied retroactively to 2001:

                                                        THREE MONTHS ENDED                    YEAR ENDED
                                                             DECEMBER 31                      DECEMBER 31
                                                        2001            2002              2001            2002
                                                   --------------  --------------    --------------   ----------
    Net loss...................................       $   (71.8)      $  (434.7)       $   (39.8)      $  (445.2)
    Add back: goodwill amortization............            10.0               -             39.2               -
                                                      ---------       ---------        ---------       ---------
    Net loss before goodwill amortization......       $   (61.8)      $  (434.7)       $    (0.6)      $  (445.2)
                                                      =========       =========        =========       =========

    Basic loss per share:
    As reported................................       $   (0.33)      $   (1.90)       $   (0.26)      $   (1.98)
    Before goodwill amortization...............       $   (0.29)      $   (1.90)       $   (0.07)      $   (1.98)

    Diluted loss per share:
    As reported................................       $   (0.33)      $   (1.90)       $   (0.26)      $   (1.98)
    Before goodwill amortization...............       $   (0.29)      $   (1.90)       $   (0.07)      $   (1.98)

     The following table sets forth the changes in goodwill by reportable segment during the year ended December 31, 2002:

     GOODWILL              DECEMBER 31, 2001   RECLASS (a)    POST CLOSING (b)   IMPAIRMENT (c)  DECEMBER 31, 2002
                           ----------------- --------------  -----------------   --------------  -----------------
    Americas...............   $    243.2         $   1.8         $     (2.1)       $   (127.2)         $    115.7
    Europe.................         68.3             6.2                2.0             (76.5)                 -
    Asia...................        817.3             1.1               13.9                 -               832.3
                              ----------         -------         ----------        ----------          ----------
                              $  1,128.8         $   9.1         $     13.8        $   (203.7)         $    948.0
                              ==========         =======         ==========        ==========-         ==========

(a) The Company reclassed $9.1 from intellectual property to goodwill as of January 1, 2002, to conform with the new goodwill standards.

(b) The Company completed the valuations of certain assets relating to its 2001 business combinations. This resulted in changes to the fair value allocation of the purchase price, and thus goodwill.

(c) During the fourth quarter of 2002, the Company performed its annual goodwill impairment test in accordance with the new goodwill standards, Section 3062. Prolonged declines in the information technology and communications end-markets, contributed to an impairment of goodwill in the fourth quarter as estimated fair values of the reporting units fell below their respective carrying values. The Company obtained independent valuations to support the fair values of its reporting units. The fair values of the reporting units were estimated using a combination of a market approach and discounted cash flows. Revenue and expense projections used in determining the fair value of the reporting units were based on management estimates including estimates of current and future industry conditions. Cash flows were discounted using a weighted average cost of capital. The Company recorded a goodwill impairment of $203.7. See note 7(c) - Other charges.
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
                                       13

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

     The following table sets forth the Company's intangible assets as of December 31, 2002:

                                                              ACCUMULATED      NET BOOK
                                                COST          AMORTIZATION       VALUE
                                              ----------       ----------     ----------
    Intangible assets:
    Intellectual property...............      $    194.5       $    118.9     $     75.6
    Other intangible assets.............           177.8             41.5          136.3
                                              ----------       ----------     ----------
                                              $    372.3       $    160.4     $    211.9
                                              ==========       ==========     ==========

     Intellectual property assets primarily consist of certain non-patented intellectual property and process technology. Other intangible assets consist primarily of customer relationships and contracts. Intangible assets increased $49.4 for the year due to acquisitions. This increase has been offset by reclassifications to goodwill and impairment write-offs. The aggregate amortization expense for intangible assets was $23.2 and $95.9 for the three months and year ended December 31, 2002, respectively.

(b)   STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:
     Effective January 1, 2002, the Company adopted the new CICA Handbook
Section 3870, which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002, has not been included.

     The fair value of the options issued by the Company during the year was determined using the Black-Scholes option pricing model. The Company used the following weighted average assumptions in the quarter: risk-free rate of 5.06%; dividend yield of 0%; a volatility factor of the expected market price of the Company's shares of 70%; and an expected option life of 4.3 years. The weighted-average grant date fair values of options issued during the quarter was $10.68 per share. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period, on a straight-line basis. For the three months ended December 31, 2002, the Company's pro forma net loss is $435.9, basic loss per share is $1.90 and diluted loss per share is $1.90. For the year ended December 31, 2002, the Company's pro forma net loss is $447.4, basic loss per share is $1.99 and diluted loss per share is $1.99. The Company's stock option plans are described in the annual consolidated financial statements.

3.   ACQUISITIONS:

     ASSET ACQUISITIONS:
     In March 2002, the Company acquired certain assets located in Miyagi and Yamanashi, Japan from NEC Corporation. In August 2002, the Company acquired certain assets from Corvis Corporation in the United States. The purchase price for these acquisitions was financed with cash and allocated to the net assets acquired, including intangible assets of $49.4, based on their relative fair values at the date of acquisition.

4.   LONG-TERM DEBT

     In August 2002, the Company redeemed the entire $130.0 of outstanding 10.5% Senior Subordinated Notes at a premium of 5.25%. See note 7(e).

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
                                       14

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



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
                                       15

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


5.   CONVERTIBLE DEBT

     During the quarter, the Company paid $52.0 to repurchase Liquid Yield Option-TM- Notes (LYONs) with a principal amount at maturity of $112.5. For the year ended December 31, 2002, the Company paid a total of $100.3 to repurchase LYONs with a principal amount at maturity of $222.9. Pursuant to Canadian GAAP, the LYONs are recorded as an equity instrument and bifurcated into a principal equity component and an option component. See the description in the annual consolidated financial statements. The gain on the repurchase of LYONs is recorded to retained earnings and apportioned between the principal equity and option components, based on their relative fair values compared to their carrying values. Consistent with the treatment of the periodic accretion charges, the gain on the principal equity component has been included in the calculation of basic and diluted loss per share. See note 9.

6.   CAPITAL STOCK

     In July 2002, the Company filed a Normal Course Issuer Bid to repurchase over the next 12 months, at its discretion, up to 5% of the total outstanding shares, or 9.6 million subordinate voting shares for cancellation. During the quarter, the Company repurchased 1.0 million subordinate voting shares at a weighted average price of $15.39 per share. For the year ended December 31, 2002, the Company repurchased a total of 2.0 million subordinate voting shares at a weighted average price of $16.23 per share.

7.   OTHER CHARGES:

                                                          THREE MONTHS ENDED                   YEAR ENDED
                                                              DECEMBER 31                      DECEMBER 31
                                                         2001            2002              2001            2002
                                                    --------------  --------------   --------------    ----------
    2001 restructuring (a).........................    $   136.5       $     3.8        $   237.0       $     1.9
    2002 restructuring (b).........................            -           254.8                -           383.5
    2002 goodwill impairment (c)...................            -           203.7                -           203.7
    Other impairment (d)...........................            -            81.7             36.1            81.7
    Deferred financing costs and debt redemption               -               -                -             9.6
    fees (e).......................................
    Gain on sale of surplus land...................            -            (2.6)               -            (2.6)
                                                       ---------       ---------        ---------       ---------
                                                       $   136.5       $   541.4        $   273.1       $   677.8
                                                       =========       =========        =========       =========

(a)      2001 RESTRUCTURING:
     In 2001, the Company recorded a restructuring charge that reflected facility consolidations and a workforce reduction. The following table details the activity through the accrued restructuring liability for the quarter ended December 31, 2002:

                                                                LEASE AND
                                              EMPLOYEE            OTHER         FACILITY
                                             TERMINATION       CONTRACTUAL     EXIT COSTS
                                                COSTS          OBLIGATIONS      AND OTHER         TOTAL
                                              ----------       ----------      ----------       --------
    Balance at September 30, 2002.......      $      5.6       $     23.6      $      5.3       $   34.5
    Cash payments.......................            (1.9)            (5.1)           (1.9)          (8.9)
    Adjustments.........................            (3.7)            13.6            (3.4)           6.5
                                              ----------       ----------      ----------       --------
    Balance at December 31, 2002              $       -        $     32.1      $        -       $   32.1
                                              ==========       ==========      ==========       ========

     A total of 11,925 employees were terminated relating to the 2001 restructuring plan. As of December 31, 2002, the Company completed the major components of its restructuring plan, except for certain long-term lease and other contractual obligations. The adjustment to lease and other contractual obligations relates primarily to changes in estimates and revised timing of expected sublease recoveries.

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
                                       16

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


(b)      2002 RESTRUCTURING:
     In July 2002, the Company announced a new restructuring plan, in response to the prolonged difficult end-market conditions that focused on the consolidation of facilities and a workforce reduction. During the quarter, the Company recorded a pre-tax restructuring charge of $254.8. The following table details the components of the restructuring charge:

                                                     THREE MONTHS ENDED         YEAR ENDED
                                                      DECEMBER 31, 2002      DECEMBER 31, 2002
                                                      -----------------      -----------------
    Employee termination costs.....................      $     86.8             $    128.8
    Lease and other contractual obligations........            36.7                   51.7
    Facility exit costs and other..................             6.4                    8.5
    Asset impairment (non-cash)....................           124.9                  194.5
                                                         ----------             ----------
                                                         $    254.8             $    383.5
                                                         ==========             ==========

     The following table details the activity through the accrued restructuring liability for the quarter ended December 31, 2002:

                                                                LEASE AND
                                              EMPLOYEE            OTHER         FACILITY
                                             TERMINATION       CONTRACTUAL     EXIT COSTS
                                                COSTS          OBLIGATIONS      AND OTHER         TOTAL
                                              ----------       ----------      ----------       --------
    Balance at September 30, 2002.......      $     27.1       $     14.7      $      2.1       $     43.9
    Provision...........................            86.8             36.7             6.4            129.9
    Cash payments.......................           (26.8)            (1.4)           (0.7)           (28.9)
                                              ----------       ----------      ----------       ----------
    Balance at December 31, 2002........      $     87.1       $     50.0      $      7.8       $    144.9
                                              ==========       ==========      ==========       ==========

     During the quarter, employee termination announcements were made primarily in the Americas with the majority pertaining to manufacturing and plant employees. To date, 5,900 employees have been identified to be terminated, of which 2,410 employees were terminated during 2002. The remaining termination costs are expected to be paid out during 2003.

     The non-cash charges for 2002 for asset impairment reflect the write-down of certain long-lived assets primarily in the Americas that have become impaired as a result of the rationalization of facilities. The asset impairments relate to intangible assets, machinery and equipment, buildings and improvements. The assets were written down to their recoverable amounts using estimated cash flows.

     The Company expects to complete the major components of the 2002 restructuring plan by the end of 2003, except for certain long-term lease and other contractual obligations.

(c)      2002 GOODWILL IMPAIRMENT:

     During the quarter, the Company recorded a non-cash charge of $203.7, in connection with its annual impairment assessment as described in notes 2(a).

(d)      OTHER IMPAIRMENT:

     During the quarter, the Company recorded a non-cash charge of $81.7, in connection with its annual impairment assessment of long-lived assets, comprised primarily of a write-down of intangible assets.
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
                                       17

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


     In 2001, the Company recorded a non-cash charge of $36.1, in connection with its annual impairment assessment of long-lived assets, comprised primarily of a write-down of goodwill and intangible assets.

(e) DEFERRED FINANCING COSTS AND DEBT REDEMPTION FEES:
     In August 2002, the Company paid a premium associated with the redemption of the Senior Subordinated Notes and expensed related deferred financing costs.

 8.  SEGMENTED INFORMATION:

     The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings before interest, income taxes, amortization of intangible assets, other charges and integration costs related to acquisitions). Inter-segment transactions are reflected at market value. The following is a breakdown by reporting segment.

                                                            THREE MONTHS ENDED                YEAR ENDED
                                                                DECEMBER 31                   DECEMBER 31
                                                           2001            2002          2001             2002
                                                       -----------     -----------   ------------    ------------
    REVENUE
    Americas....................................       $   1,483.5     $     944.2   $    6,334.6    $    4,640.8
    Europe......................................             615.8           453.3        3,001.3         1,786.5
    Asia........................................             415.4           580.2          991.1         2,109.7
    Elimination of inter-segment revenue........             (66.5)          (65.8)        (322.6)         (265.4)
                                                       -----------     -----------   ------------    ------------
                                                       $   2,448.2     $   1,911.9   $   10,004.4    $    8,271.6
                                                       ===========     ===========   ============    ============

    EBIAT
    Americas....................................       $     46.1      $     35.0    $      192.9    $      157.7
    Europe......................................             23.6           (24.7)          128.5           (11.5)
    Asia........................................             21.2            31.5            49.7           111.1
                                                       ----------      ----------    ------------    ------------
                                                             90.9            41.8           371.1           257.3
    Interest, net...............................             (3.2)            3.1             7.9             1.1
    Amortization of goodwill and intangible assets          (35.1)          (23.2)         (125.0)          (95.9)
    Integration costs related to acquisitions...             (2.6)           (4.0)          (22.8)          (21.1)
    Other charges...............................           (136.5)         (541.4)         (273.1)         (677.8)
                                                       ----------      ----------    ------------    ------------
    Loss before income taxes....................       $    (86.5)     $   (523.7)   $      (41.9)   $     (536.4)
                                                       ==========      ==========    ============    ============

                                                                                           AS AT DECEMBER 31
                                                                                          2001           2002
                                                                                       ----------     ----------
    TOTAL ASSETS
    Americas....................................................................       $  3,408.2     $  2,894.1
    Europe......................................................................          1,626.3        1,047.6
    Asia........................................................................          1,598.4        1,865.1
                                                                                       ----------     ----------
                                                                                       $  6,632.9     $  5,806.8
                                                                                       ==========     ==========

9. WEIGHTED AVERAGE SHARES OUTSTANDING AND LOSS PER SHARE:

     For the three months and years ended December 31, 2001 and 2002, the weighted average number of shares outstanding for purposes of the diluted loss per share calculation, excludes the effect of convertible securities as they are anti-dilutive.

     For the three months and year ended December 31, 2002, the gain on the principal equity component of the convertible debt repurchase of $4.3 and $8.3, respectively, is included in the calculation of basic and diluted GAAP loss per share. See note 5.

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
                                       18


                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


10.      SUPPLEMENTAL CASH FLOW INFORMATION:

                                                           THREE MONTHS ENDED                 YEAR ENDED
                                                               DECEMBER 31                    DECEMBER 31
                                                          2001           2002             2001            2002
                                                       ----------     ---------       ---------       ----------
Paid during the period:
Interest.............................................  $      8.3     $     4.8       $    20.7       $    22.0
Taxes................................................  $     18.5     $     9.5       $    89.0       $    25.5

Non-cash financing activities:
  Convertible debt accretion, net of tax ............  $      4.1     $     4.3       $    15.0       $    17.5
  Shares issued for acquisitions.....................  $    386.3     $      -        $   567.0       $      -

11.      SUBSEQUENT EVENT:

     In January 2003, the Company made the following announcements:

     In response to the continued limited visibility in end markets, the Company plans to further reduce its manufacturing capacity. The reduction in capacity will result in a pre-tax restructuring charge of between $50.0 - $70.0, to be recorded during 2003, of which approximately 80% will be cash costs.

     The Company has, from time-to-time, purchased LYONs on the open market. The Company has been authorized by the board of directors to spend up to an additional $100.0 to repurchase LYONs at its discretion. This is in addition to the amounts authorized in October 2002, of which $48.0 remains unspent.



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